

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Wei Li
Chief Financial Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re: AsiaInfo Holdings, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010 and April 30, 2010, respectively**
> **File No. 001-15713**

Dear Mr. Li:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (206) 839-4801
Matthew D. Adler, Esq.
DLA Piper